Fahn Kanne & Co.
Head Office
Levinstein Tower
23 Menachem Begin Road
Tel-Aviv 66184
Israel
T +972 3 7106666
F +972 3 7106660
www.gtfk.co.il

AUDITORS’ CONSENT OF INDEPENDENT ACCOUNTING FIRM

We have issued our report dated April 30, 2008, except for the Statement of Changes in Shareholders' Equity and Note 12 which is as of July 1, 2008, with respect to the financial statements of Neovasc Medical Ltd. contained in the Registration Statement. We consent to the use of the aforementioned report in the Registration Statement, and to the use of our name as it appears under the caption “Statement by Experts”.

/s/ Fahn Kanne & Co.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
May 27, 2009

Certified Public Accountants
Fahn Kanne & Co. is the Israeli member firm of Grant Thornton International Ltd